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20004354

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ANNUAL AUDITED REPORT
FORM X-17A-5 *
PART III

SEC FILE NUMBER
8-66436

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: M&A Capital, LLC

SEC Mail Processing Section FEB 18 2020 Washington DC 416

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32129 Lindero Canyon Road, Suite 204

(No. and Street)

Westlake Village	CA	91362
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Murpy, 818-808-3422

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Anson, Brian W.

(Name – *if individual, state last, first, middle name*)

18401 Burbank Blvd. #120	Tarzana	CA	91356
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

RECEIVED FEB 18 2020 Trading and Markets Securities and Exchange Commission

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EW

RMS

OATH OR AFFIRMATION

I, Thomas Murphy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M&A Capital, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING MEMBER
Title

Notary Public

SEE CALIFORNIA ACK FORM ATTACHED J.T.

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of LOS ANGELES)

On 2-14-2020 before me, John P. Tata - Notary Public
(insert name and title of the officer)

personally appeared Thomas J. Murphy,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

John P. Tata
COMMISSION #2169656
NOTARY PUBLIC • CALIFORNIA
LOS ANGELES COUNTY
Commission Expires November 21, 2020

Signature ________________ (Seal)

PUBLIC COPY

M&A CAPITAL, LLC
(A CALIFORNIA LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
DECEMBER 31, 2019

M&A CAPITAL, LLC
(A CALIFORNIA LIMITED LIABILITY COMPANY)
DECEMBER 31, 2019

TABLE OF CONTENTS

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder's and Board of Members of M&A Capital Group, LLC

Opinion on the Financial Statements
I have audited the accompanying statement of financial condition of M&A Capital Group, LLC as of December 31, 2019, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of M&A Capital Group, LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of M&A Capital Group, LLC 's management. My responsibility is to express an opinion on M&A Capital Group, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to M&A Capital Group, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information
The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the M&A Capital Group, LLC's financial statements. The Supplemental Information is the responsibility of the M&A Capital Group, LLC's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson
Certified Public Accountant
I have served as M&A Capital Group, LLC's auditor since 2017.
Tarzana, California
February 10, 2020

M&A CAPITAL, LLC
(A CALIFORNIA LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

Current Assets:		
Cash	$	485,185
Accounts & Other Receivables		12,964
Prepaid Expenses		14,480
Total Current Assets		512,630
Property, at cost:		
Computer Equipment	$	123,331
Furniture		34,159
Leasehold Improvements		6,245
Total Property, at cost		163,735
Less: Accumulated Depreciation		(144,061)
Property, net	$	19,674
Other Assets:		
Deposits	$	3,982
Total Other Assets	$	3,982
Total Assets	**$**	**536,285**

Liabilities & Members' Equity

Current Liabilities:		
Accounts Payable	$	-
Total Current Liabilities	$	-
Members' Equity	$	536,285
Total Liabilities and Members' Equity	**$**	**536,285**

See accompanying notes to financial statements.

M&A CAPITAL, LLC
(A CALIFORNIA LIMITED LIABILITY COMPANY)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

M&A Capital, LLC (the Company), a California limited liability company, is an investment advisor, with an emphasis in mergers and acquisitions, strategic planning, restructurings and workouts, and other financial advisory services. The Company is a broker-dealer registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority (FINRA). The Company shall continue operating under the current operating agreement until December 31, 2050 unless dissolved earlier in accordance with the agreement.

Basis of Accounting

The Company uses the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America. Income and expenses are recorded as earned and incurred, respectively.

Operating Agreement

The operating agreement has various provisions that determine, among other things, organizational matters, allocation of profits and losses, distributions to the members, loans and guarantees, and the rights and duties of the members.

Accounts Receivable

The Company records its accounts receivable at cost. The Company evaluates the collectability of its accounts receivable and records an allowance for doubtful accounts when indicators show that collectability is not reasonably assured. As of December 31, 2019, no allowance for doubtful accounts was deemed necessary.

Property

Property is stated at cost. Property purchases greater than $1,000 are capitalized. Depreciation expense is calculated on a straight-line basis over the estimated economic useful lives of the assets, which are five to seven years. Depreciation expense for the year ended December 31, 2019 was $9,326.

M&A CAPITAL, LLC
(A CALIFORNIA LIMITED LIABILITY COMPANY)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019

NOTE 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

M&A Capital, LLC (the Company), a California limited liability company, is an investment advisor, with an emphasis in mergers and acquisitions, strategic planning, restructurings and workouts, and other financial advisory services. The Company is a broker-dealer registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority (FINRA). The Company shall continue operating under the current operating agreement until December 31, 2050 unless dissolved earlier in accordance with the agreement.

Basis of Accounting

The Company uses the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America. Income and expenses are recorded as earned and incurred, respectively.

Operating Agreement

The operating agreement has various provisions that determine, among other things, organizational matters, allocation of profits and losses, distributions to the members, loans and guarantees, and the rights and duties of the members.

Accounts Receivable

The Company records its accounts receivable at cost. The Company evaluates the collectability of its accounts receivable and records an allowance for doubtful accounts when indicators show that collectability is not reasonably assured. As of December 31, 2019, no allowance for doubtful accounts was deemed necessary.

Property

Property is stated at cost. Property purchases greater than $1,000 are capitalized. Depreciation expense is calculated on a straight-line basis over the estimated economic useful lives of the assets, which are five to seven years. Depreciation expense for the year ended December 31, 2019 was $7,217.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Significant items subject to such estimates include the recognition of revenues earned and collectability of accounts receivable at year end. Accordingly, actual results could differ from those estimates.

Advertising & Marketing Expenses

Advertising and marketing costs are expensed as incurred. Advertising and marketing expenses amounted to $30,205 for the year ended December 31, 2019.

NOTE 1. (Continued) ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue. For more detailed information about reportable segments, see below:

Fees earned: This includes fees earned from affiliated entities; investment banking fees, M&A advisory; account supervision and investment advisory fees; administrative fees, revenue from research services; rebates from exchanges/ECN and ATS; 12b-1 fees; Mutual fund fees other than concessions or 12b-1 fees; execution service fees; clearing services; fees earned from customer bank sweep into FDIC insured products or from '40 Act companies and networking fees from '40 Act companies.

Income Taxes

The Company is a limited liability company (LLC) treated as a partnership for federal and state income tax purposes and therefore does not incur federal income taxes at the company level. Instead, its earnings and losses are passed through to the members and included in the calculation of the individual members' tax liability. However, because the Company is an LLC, it is subject to a California fee based on its annual gross receipts, which at the end of December 31, 2019 was $6,000. In addition, the Company is required to pay an $800 annual tax to the state of California for the right to conduct business in the state.

The Company has adopted the accounting topic generally accepted in the United States of America for income taxes, which provides guidance for how uncertain income tax positions should be recognized, measured, presented and disclosed in the financial statements. The Company is required to evaluate the income tax positions taken or expected to be taken to determine whether the positions are "more-likely-than-not" to be sustained upon examination by the applicable tax authority. The Company has determined that the application of the accounting topic for income taxes does not impact its operations. With few exceptions, the Company is no longer subject to U.S. federal and state income tax examinations by tax authorities for years before 2016. There are no examinations currently pending.

NOTE 2. CONCENTRATION OF CREDIT RISK

The Company's cash and cash equivalents are maintained in various bank accounts. The Company may have exposure to credit risk to the extent that its cash and cash equivalents exceed amounts covered by federal deposit insurance. The Company believes that its credit risk is not significant. During the year ended December 31, 2019, one client accounted for 80% of total revenues.

NOTE 3. LEASE COMMITMENT

The Company has reviewed ASC842 Lease Accounting and believes it is not applicable to the Company because the operating lease for the company's office space expires in four months, on April 30, 2020.

The Company leases office space under a non-cancellable operating lease agreement expiring on April 30, 2020. As of December 31, 2019, minimum future rental commitments under the lease are:

For the Years Ending December 31,	
2020	13,980
Total Minimum Lease Payments Due	$ 13,980

Office rent expense for the year ended December 31, 2019 totaled $43,032.

NOTE 4. NET CAPITAL REQUIREMENTS

As a broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1). In accordance with the net capital provisions of Rule 15c3-1(A)(2)(vi), the Company is required to maintain a minimum net capital, defined as the greater of $5,000 or 6 2/3% of the Company's total aggregated indebtedness ($0) and a maximum net capital ratio of 15 to 1. The basic concept of the net capital rule is liquidity; its objective being to require a broker-dealer to have at all times sufficient liquid assets to meet its current liabilities.

At December 31, 2019, the Company had net capital of $485,185 which exceeded the minimum requirement by $480,185 and had a net capital ratio of 0.00 to 1 (Schedule I). The minimum requirement consists of the great of (i) 6 2/3 of aggregate indebtedness, or (ii) $5,000. The Company may make certain capital withdrawals, but these distributions will not cause the Company to be in violation of its net capital requirements, unless they result in minimum net capital to fall below the defined thresholds.

NOTE 5. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 10, 2020, the date on which the financial statements were available to be issued and determined that there were no subsequent events or transactions that required recognition or disclosure in the financial statements.

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

Independent Accountant's Report on Applying Agreed – Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.

Board of Directors
CenterPoint M&A Advisors, Inc.
Woodland Hills, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, I have performed the procedures enumerated below, which were agreed to by CenterPoint M&A Advisors, Inc. and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of CenterPoint M&A Advisors, Inc. (the "Company") for the year ended December 31, 2019, solely to assist you and SIPC in evaluating CenterPoint M&A Advisors, Inc. 's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2019 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any payment (overpayment) applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, I do not express such an opinion. Had I performed additional procedures other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 10, 2020